United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 3)

WHX Corp.
(Name of Issuer)

WHX Corp. Convertible Preferred Series B
Title of Class of Securities

929248300
(CUSIP Number)

David Zlatin, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, (216) 595-0987
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2005
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		139,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	139,000

11	Aggregate Amount Beneficially owned	139,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		4.71 %

14	Type of Reporting Person			BD




















1	Name of Reporting Person		David Zlatin

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			PF

5	Check if Disclosure

6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		139,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	139,000

11	Aggregate Amount Beneficially owned	139,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 4.71 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			PF

5	Check if Disclosure



6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	139,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 4.71 %

14	Type of Reporting Person			IN














There are no changes to the Schedule 13D, as amended except as set forth in this third amendment.

Item	5.	Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by Ramat Securities Ltd. is
139,000 shares or 4.71 % of the outstanding shares.

c)	Description of Transactions

Ramat Securites sold shares with ASHIEL as the executing broker on the OTB as open market transactions.

						Shares
Identity		Date			Sold		Price
Ramat Securities 	3/29/05		148,000	2.92
Ltd.


e)	Ramat Securities Ltd., David Zlatin, & Howard Amster
cease to be beneficial owners of more than 5 % of WHX Corp.
Convertible Preferred Series B stock on March 29, 2005.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		March 29, 2005


Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal


David Zlatin



Howard Amster